Mail Stop 04-07


									March 3, 2005

Mr. William Slater
Chief Financial Officer
Symmetricom, Inc.
2300 Orchard Parkway,
San Jose, CA 95131-1017

	RE:	Symmetricom, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed September 8, 2004
		File No. 000-02287

Dear Mr. Slater:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Larry Spirgel
								Assistant Director



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